TCW FUNDS DISTRIBUTORS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1 – ORGANIZATION

Organization – TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with Trust Company of the West ("TCW," an affiliate of the Company) whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents – The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2015, cash and cash equivalents consist of approximately $2,106,173 in demand deposits with a bank and approximately $1,709,415 in a money market mutual fund.

Distribution Fees – The Company serves as the distributor to TCW Funds, Inc. ("TFI"), and as the nonexclusive distributor of each class of TFI's family of funds' shares. TFI has a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from TFI of 0.25% of the funds' net assets for N Class. In general, these fees are received from TFI within 10 business days after month-end. The Company expects to use all of these fees to compensate and reimburse TCW Investment Management Company ("TIMCO"), the investment advisor of TFI, who pays the retirement plan service providers, brokers, financial advisers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2015, the Company had $2,064,112 of distribution fees payable to TIMCO and $2,064,112 of distribution fees receivable from TFI. For the year ended December 31, 2015, the Company earned distribution fees of $12,359,410 from TFI and expensed and recorded distribution fees of $12,359,410 to TIMCO.

Commission Fees – The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other affiliated investment funds. The Company remits commissions back to TCW, which acts as the disbursing agent for the commission payments, to pay its registered representatives. Commission fees and related expenses are recognized on a trade date basis. During 2015, the Company earned commissions of $25,532,959 from TCW and expensed commissions of $25,532,959 to TCW. The Company accounts for commission receivables and liabilities to TCW in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20, Offsetting where presentation on a net basis is permitted when a setoff right exists. As of December 31, 2015 the amount of commissions presented on a net basis to/from TCW was $192,250.
Non-12b-1 fees – The Company has contracted with various third party intermediaries for certain non-distribution related services ("Non-12b-1 fees") for recordkeeping, administrative and other

miscellaneous services. The Company engages these third party intermediaries to assist TIMCO as the advisor to TFI and recorded Non-12b-1 fee revenue of $13,822,237 in 2015 for these services to TIMCO. The Company also utilizes TIMCO as the paying agent and recognized an expense for these services of $13,822,237 in 2015 and the Company is obligated to the third party intermediaries for these services. The corresponding receivable for the Non-12b-1 fees and payable for the Non-12b-1 fees are due from and due to TIMCO respectively and presented on a net basis on the balance sheet.

Income Taxes –The results of the Company's operations are included in the consolidated tax return of Clipper Intermediate Corp. (a wholly owned subsidiary of Holding), and its subsidiaries each report income tax expense as allocated under an informal consolidated tax allocation policy. Generally, the allocation results in profitable companies recognizing a tax position as if the individual company filed a separate return and the loss companies recognizing benefits to the extent of their losses. Under the terms of the income tax allocation policy, income taxes are settled through the intercompany accounts based on the total income tax provision. As such, the Company does not separately record deferred income taxes in the consolidated financial statements.

The Company's income tax benefit reported differs immaterially from the tax benefit determined by applying the 36.92% which represents the U.S. statutory federal income tax rate and the blended state income tax rate to pretax loss.

The Company accounts for uncertainty in income taxes in accordance with FASB ASC Topic 740, Income Taxes. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions as where the Company is organized and where the Company makes investments as U.S. federal and state; however, no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of such guidance for any of the Company's open tax years. The Company files combined income tax returns with its parent corporations in the U.S. federal jurisdiction, as well as in California, Texas, New York, Illinois, Massachusetts, Michigan and Virginia. The Company is no longer subject to income tax examinations by taxing authorities for years before 2012 for its federal filings and 2011 for its California, Texas and New York filings and 2013 for Illinois, Massachusetts, and Michigan. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying consolidated balance sheet relating to uncertain tax positions. The Company accounts for interest related to uncertain tax positions as part of its provision for federal and state income taxes.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued income, accrued expenses, and income tax benefit.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount, which is considered by management to approximate their fair value, as they are short-term in nature or are subject to frequent repricing.

Recent Accoutning Pronouncements Not Yet Adopted – On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this Update supersedes some cost guidance included in Suptopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts. For the Company, the adoption of ASU No. 2014-09 is effective for fiscal year ended December 31, 2018. The the impact of the adoption will have no material impact on the financial statements.

In May 2015, the FASB issued ASU No. 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance is effective for annual reporting periods, and the interim periods within those periods, beginning after December 15, 2015. The Company is currently evaluating the impact this ASU will have on the financial statements.

In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual reporting periods, and the interim periods within those periods, beginning after December 15, 2018. The Company is currently evaluating the impact this ASU will have on the financial statements.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- o Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- o Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

- o Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a summary of the Company's financial assets as of December 31, 2015, that is accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents -				
Money market mutual fund	$ 1,709,415	$ -	$ -	$ 1,709,415
Total assets	$ 1,709,415	$ -	$ -	1,709,415

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2015. There are no financial assets and liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2015.

NOTE 4 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $1,714,909, which was $1,577,143 in excess of its required net capital of $137,766. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation for Determination of Reserve Requirements for Brokers or Dealers nor is the Company required to provide Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The net due from Parent balance of $113,031 is a net receivable including an income tax benefit, which is non-interest bearing and is expected to be paid within the next 12 months. The Company entered into an expense-sharing agreement (the "Agreement") with TCW. The purpose of the Agreement is for TCW to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with National Association of Securities Dealers' Notice to Members dated October 2003, the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. During 2015, the amount of operating expenses was $1,176,579.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental, and regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with all such inquiries. The Company, certain affiliates, and various third parties have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with the Company's activities.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of pending or threatened regulatory matters or lawsuits will have a material

adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such matters will have a material adverse effect on the Company's results of operations in any future reporting period.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

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